SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2003

TMM Group, Inc.
(Translation of registrant’s name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2003
Grupo TMM, S.A.
	By:	/s/ Juan Fernández Galeazzi Juan Fernández Galeazzi Treasurer

EXHIBIT INDEX

EXHIBIT 99.1:	Press Release dated October 27, 2003 (Grupo TFM Requests Judicial Interpretation for the Purchase-Sale Contract of TFM's Shares Owned By the Mexican Government)

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.